November 23, 2020

Peak Fintech Group Inc.

550 Sherbrooke Street West, Suite 250-A
Montréal, Québec H3A 1B9

Re:	PEAK FINTECH GROUP INC. Common Shares ISIN/CUSIP: CA70470F1009/70470F100

Dear Sirs,

The undersigned hereby confirms that AST Trust Company (Canada) has been duly appointed Transfer Agent and Registrar for the Common Shares of Peak Fintech Group Inc. at our office in Montréal and Co-Transfer Agent at our office in Toronto.

We further confirm that we are in a position to process transfers and to make prompt delivery of share certificates with no fee to presentors for transfers.

You will find enclosed a definitive specimen of the generic certificate for the said Common Shares. We confirm that this certificate is in compliance with all Securities Transfer Association of Canada requirements.

Yours very truly,

AST TRUST COMPANY (CANADA)

BERTRAND GÉLY

Relationship Manager

AST Trust Company (Canada)

2001 Robert-Bourassa Blvd., Suite 1600 | Montréal, QC H3A 2A6

T: 514.285.8823 C: 514.518.4712